
Mail Stop 3561

December 3, 2008

Mr. Mark D. Chen
Chief Executive Officer
Pantheon China Acquisition Corp.
Suite 10-64
#9 Jianguomenwai Avenue
Chaoyang District
Beijing, China 100600

> **Re: Pantheon China Acquisition Corp.
> Schedule 14A
> File No. 000-52275
> Filed December 1, 2008**

Dear Mr. Chen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comments one and two from our letter dated November 21, 2008. Please revise the proxy statement to (1) include your analysis to comment one, (2) disclose that the Warrant Agreement provision for when the warrants become exercisable refers to the description of "Business Combination" in the Form S-1, and (3) disclose that this provision could be interpreted to mean that the warrants may only become exercisable 24 months from the date of the prospectus, and that it could be deemed necessary to amend the warrant agreement to extend the time period for when the warrants become exercisable. Also, please

disclose your belief, if true, that no amendment is necessary and briefly describe the potential consequences in the event your belief is incorrect.

2.   Also, please revise to briefly indicate the extent to which the proposals, if adopted, would not change the date of expiration of the warrants.

3.   We note your response to prior comment five and revised disclosure stating that fiduciary duties may "overweigh the contractual obligations to observe the unanimous vote provision that may render adhering to its strict requirements problematic for the Pantheon board of directors." Please add a clarifying statement that, as a result, the attempt to "prohibit any further changes" may not be effective at prohibiting further changes or otherwise be enforceable. Please revise or advise.

4.   We note your response to prior comment seven and your added proposal to increase the threshold to 40%. Based on the disclosure in your first amended proxy statement filed November 24, 2008, it appeared that the maximum conversion for the extension proposal was 19.9%, and the maximum conversion for the merger proposal would also be 19.9%, which would effectively allow for approximately 40% conversions compared to what the Form S-1 contemplated. It appears from the revised proposed Article Seventh, however, that the merger proposal itself could allow for 40% conversions, assuming conversions at the time of the extension proposal had been under the extension proposal limit. With a view to disclosure, please explain the consequences of your proposed revision to Article Seventh paragraph A of your certificate of incorporation. Specifically, please address if a business combination could be approved if less than 20% of the shares elect conversion with respect to the extension proposal, but more than 20% elect conversion with respect to the business combination.

5.   In this regard, if conversions at the time of the merger proposal alone may constitute 40%, and conversions at the time of the extension proposal may equal 20%, it appears that you would be proposing an effective 60% threshold compared to what was contemplated in the Form S-1. Please address whether the extension proposal would be approved if more than 20% but less than 40% of the shares elect conversion. Please revise accordingly.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Louis Rambo at (202) 551-3289 or James Lopez at (202) 551-3536 at with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell Nussbaum
Fax: (212)   504-3013